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SEC FILE NUMBER
0-50425

CUSIP NUMBER
37229P507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Genitope Corporation

(Full Name of Registrant)
N/A

(Former Name if Applicable)
6900 Dumbarton Circle

Address of Principal Executive Office (Street and Number)
Fremont, CA 94555

(City, State and Zip Code)
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
On March 10, 2008, Genitope Corporation (“Genitope”) announced that, based on a meeting with representatives of the U.S. Food and Drug Administration to discuss the previously announced results of Genitope’s pivotal Phase 3 clinical trial of MyVax® personalized immunotherapy in previously untreated follicular B-cell non-Hodgkin’s lymphoma patients, Genitope intended to suspend development of MyVax® personalized immunotherapy. A copy of the press release for such announcement was furnished as an exhibit to Genitope’s report on Form 8-K dated March 12, 2008. Genitope is continuing to evaluate its alternatives with respect to the other aspects of its business, including development of its monoclonal antibody program. On March 14, 2008, Genitope provided a notice under the federal Worker Adjustment and Retraining Notification Act (the “WARN Act”) to 165 employees that Genitope planned to conduct a “mass layoff” at its facility in Fremont and that their employment was expected to end on May 13, 2008. Genitope subsequently provided notices under the WARN Act to all employees, including all of its executive officers, except for Dan W. Denney, Jr., its President, Chief Executive Officer and interim Chief Financial Officer, that their employment was expected to end by July 1, 2008 or prior thereto. As a result of these severe reductions in workforce and Genitope’s limited capital resources, Genitope has not had sufficient time or resources to complete its Quarterly Report on Form 10-Q by the required deadline without unreasonable effort and expense. In addition, Genitope does not expect to be able to complete its Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Dan W. Denney, Jr., Ph.D.	510	284-3000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

Genitope anticipates that the statements of operations to be reported in the Quarterly Report on Form 10-Q will contain significant changes from its results of operations for the three-month period ended June 30, 2007. In particular, Genitope anticipates that impairment charges against fixed assets and reclassifications of certain assets will significantly affect Genitope’s unaudited condensed balance sheet as of June 30, 2008, as compared to June 30, 2007, including a substantial reduction in the value of the property and equipment, net as of June 30, 2008 and adjustments to Genitope’s other assets. However, Genitope cannot reasonably estimate the amount of these anticipated impairment charges or the amount of its losses at this time. In addition, because Genitope has not yet completed the preparation of its quarterly financial statements, nor has the quarterly financial information been reviewed by its independent registered accounting firm, there can be no assurance that the information regarding the financial information included in this filing will not be significantly different upon completion of the quarterly financial statements.
This Notification of Late filing on Form 12b-25 contains forward-looking statements, including statements regarding Genitope’s anticipated financial results and condition and its ability to complete the filing of its Quarterly Report on Form 10-Q within extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause the results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to Genitope’s ability to complete its financial statements for the quarter year ended June 30, 2008 and the probability that it will not be able to do so within the anticipated time period, the risk that there may be other material adjustments to the financial statements not anticipated at this time and other risks detailed in Genitope’s filings with the Securities and Exchange Commission, including its Quarterly Report on Form 10-Q for the three months ended March 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late filing on Form 12b-25. Genitope Corporation undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

Genitope Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2008	By	/s/ Dan W. Denney, Jr., Ph.D.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).